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 As filed with the Securities and Exchange Commission on September 29, 1997

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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

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                                   FORM 11-K


                  [x] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended March 31, 1997

                                      OR

                [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transaction period from __________ to ____________

              Commission file number: 0-20287 (formerly 33-69708)

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              NU-KOTE INTERNATIONAL, INC. EMPLOYEES SAVINGS PLAN
                           (Full title of the Plan)

                             NU-KOTE HOLDING, INC.
              (Exact name of issuer as specified in its charter)

                              17950 Preston Road
                               Suite 690, LB 21
                             Dallas, Texas  75252
                    (Address of Principal Executive Office
                              including Zip Code)


                        This report contains 19 pages.
                        The exhibit index is on page 2.

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                             REQUIRED INFORMATION


Item 1.   Not applicable.

Item 2.   Not applicable.

Item 3.   Not applicable.

Item 4. Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA have been included as
          Exhibit 1 hereto.

EXHIBITS

1. Audited financial statements for the Nu-kote International, Inc. Employees Savings Plan including statements of net assets available for plan benefits as of March 31, 1997 and 1996 and related statements of changes in net assets available for plan benefits for the years then ended, together with notes and schedules thereto.

2.   Consent of Coopers & Lybrand L.L.P.



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                                  SIGNATURES


     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Nu-kote International, Inc. Employees Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 29th day of September, 1997.

                                        Nu-kote International, Inc.
                                        Employees Savings Plan



                                        By: /s/ Steven J. DiPasquale
                                           -----------------------------------
                                             Steven J. DiPasquale
                                             Senior Vice President & Treasurer



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